SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of July


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                 Form 20-F _____X_____ Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)


                    Yes _____________ No____X_______



(if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

     1. The English language press release of Van der Moolen Holding N.V. dated July 16, 2003 announcing the preliminary results for the second quarter 2003.

                                                                    Exhibit 99.1

               Van der Moolen Expects Net Income of Approximately
                  EUR6.9 Million in the Second Quarter of 2003

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--July 16, 2003--Van der Moolen, specialist, market maker and proprietary trader on important U.S. and European equity, option and fixed income markets, announced that in the second quarter of 2003 it expects to realize net income from ordinary activities of about EUR6.9 million. The anticipated effective tax rate in the second quarter is 22%.
    In the second quarter of 2003, Van der Moolen was able to close 100% of its 65 trading days with a positive trading result.
    F.M.J. (Fred) Bottcher, CEO of Van der Moolen, commented: "Our first quarter earnings from ordinary activities of EUR 7.9 million benefited from a non-recurring gain. So this number represents a 15% improvement in our income from ordinary activities. Higher turnover on the exchanges where we operate was largely responsible for the improvement, but low volatility in the quarter and a continued high share of inter-professional activity in total exchange volume partially offset it. We are not relaxing our cost cutting drive, and took further measures to reduce costs during the second quarter."
    As previously announced, on August 7, 2003, we will release a detailed report on the second quarter of 2003 in accordance with Dutch accounting practice, supplemented with a reconciliation to U.S. GAAP.
    For further information please contact Investor Relations/Corporate Communications, telephone: +31 (0)20 535 6789
    For more information about Van der Moolen, please visit www.vandermoolen.com.

    N.B.:

    On Thursday, August 7, 2003, at 16:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com. Invitations to participants will be distributed shortly.
    For more information, please contact Taylor Rafferty, Karen
Wagner, telephone: +1 (212) 889 4350.

    Van der Moolen trades on the leading U.S. and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

    CONTACT: Van der Moolen Holding NV
             Investor Relations/Corporate Communications
             +31 (0)20-535-6789
             -or-
             Taylor Rafferty
             Jeff Zelkowitz (Investor Relations)
             Patricia Zafiriadis (Media Relations)
             +1 212-889-4350

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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VAN DER MOOLEN HOLDING N.V.

    Date: July 16, 2003                    By: /s/ Friedrich M.J. Bottcher
                                               ---------------------------
                                           name : Friedrich M.J. Bottcher
                                           title: Chairman of the Executive
                                                  Board

                                           By: /s/ Frank F. Dorjee
                                               ---------------------------
                                           name : Frank F. Dorjee
                                           title: Chief Financial Officer
                                                  Member of the Executive Board

                                           By: /s/ James.P. Cleaver, Jr.
                                               ----------------------------
                                           name : James P. Cleaver, Jr.
                                           title: Member of the Executive Board

                                           By: /s/ Casper F. Rondeltap
                                               ----------------------------
                                           name : Casper F. Rondeltap
                                           title: Member of the Executive Board